

June 17, 2011

<u>Via Facsimile</u>
Ross Giles
President
Z3 Enterprises, Inc.
9680 W. Tropicana Avenue
Suite 125
Las Vegas, NV 89147

   RE: Z3 Enterprises, Inc.

     Form 8-K/A
     Filed March 8, 2011

     Form 8-K
     Filed March 15, 2011

     File No. 000-53443

Dear Mr. Giles:

   We issued comments to you on the above captioned filings on March 24, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by July 1, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

   If you do not respond to the outstanding comments or contact us by July 1, 2011, we will, consistent with our obligations under the federal securities laws, decide on how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact John Zitko, at (202) 551-3399, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Ryan Nail, Esq.
        The Crone Law Group
        Facsimile: (415) 955-8910